FORM C-AR

Annual Company Report 2024
TREND Roseland Medical and Retail Center LLC

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer is not required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	TREND Roseland Medical and Retail Center LLC
State of Organization (not necessarily where the company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	December 21, 2023
Kind of Entity (Check One)	_____ Corporation __X__ Limited liability company _____ Limited Partnership
Street Address	c/- The Chicago TREND Corporation 30 W. Monroe Suite 510 Chicago, IL 60603
Website Address	https://www.smallchange.co/projects/Roseland-Center

	2023	**2024**
Total Assets	$2,500	$6,500,481.69
Cash & Equivalents	$0	$204,261.14
Accounts Receivable	$0	$3,347.94
Short-Term Debt	$7,521	$246,816.16
Long-Term Debt	$0	$3,735,016.74
Revenue/Sales	$0	$441,466.43
Cost of Goods Sold	$0	$172,013.59
Taxes Paid	$0	$0
Net Income	$(5,021)	$61,306.49

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.
- Include information as of the end of the fiscal year.

Name	Lyneir Richardson	
All positions with the Company and How Long for Each Position	Position: President of the TREND RMC Investment LLC,, the manager	How Long: 2016
Business Experience During Last Three Years (Brief Description)	Real Estate Investor/Owner	
Principal Occupation During Last Three Years	CEO, Chicago TREND Corporation; Economic Development specialist	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Rutgers University Business School (Professor of Practice); Rutgers University Center for Urban Entrepreneurship and Economic Development (Executive Director); TREND RW Investment LLC	Business: Higher education; technical and financial assistance for entrepreneurs

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the company.

- This should be based on ownership at the end of last fiscal year.
- If your company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Lyneir Richardson

§227.201(d) – The Company's Business and Business Plan

Highlights.

- **Strategic.** Purchase profitable urban community shopping centers in partnership with Black entrepreneurs and community investors.
- **Building Black wealth.** Providing a path for increased ownership opportunities of real estate assets.
- **Supporting Black talent.** Providing opportunities to Black-owned businesses and opportunities for local community employment.
- **Scalable.** Planning to provide investment opportunities in up to 16 service-oriented community shopping centers.
- **Black-owned.** Project led and owned by a Black team
- **Return.** Up to 49% pro-rata share of cash flow and profit to investors

About the Project.

In January 2024, the Chicago TREND Corporation ("TREND", the "Manager" or the "Sponsor") negotiated a contract to acquire the 27,000 square foot Roseland Medical and Retail Center in Chicago, IL and adjacent vacant land (the "Shopping Center" and/or "Property") for $6,000,000.[1] The purchase was completed on June 28, 2024. In March 2024, TREND launched a crowdfunding campaign to allow community residents and small-dollar investors to co-own the Shopping Center with investments as little as $1,000. The transaction closed with 52 individuals investing $134,500. TREND also intentionally engages minority and women-owned businesses as professional service providers, contractors, and leases spaces at the shopping centers to small businesses. TREND purchased the Shopping Center at a favorable price from a Chicago-based, Black-owned firm, DL3 Realty. TREND now owns and manages the Shopping Center and plans to develop the adjacent vacant land as an asset that will continue to strengthen the community. TREND will own and operate the Shopping Center with pride and integrity, continuing the legacy of being a trusted neighbor in the Roseland community.

The Shopping Center is located at 100 W 111th St Chicago, IL 60628, directly across the street from the Roseland Community Hospital.[2] [3] Built in 2007, the shopping center is 100% occupied and contains eight retail spaces. Tenants include Chicago Family Health Center, a community-based non-profit that provides healthcare services and programs, Cermak Immediate Care, a walk-in clinic whose services include primary care and dental services, Fresenius, a Certificate of Need renal dialysis center, and Roseland Pharmacy One. In addition to the Shopping Center, the vacant land parcel is designated for a future

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[1] https://www.chicagotrend.com/

[2] https://www.google.com/maps/place/Roseland+Community+Medical+District/@41.6928639,-87.6310511,1285m/data=!3m1!1e3!4m6!3m5!1s0x880e242dccbfffff:0xb1bf6fc2dcfd6e3f!8m2!3d41.6923045!4d-87.6252366!16s%2Fg%2F11gr1dqswh?entry=ttu

[3] https://www.roselandhospitaltalks.org/

commercial or residential development use. The Shopping Center met TREND's investment criteria in five categories: demographics, location, tenant mix, financial returns, and community impact.

The Shopping Center is located in the heart of the Roseland Medical District, a 95-acre area designated by the State of Illinois in 2011.[4] Representatives of the State, City, local institutions, and local community groups have collaborated for over a decade to create a strategy to attract and retain healthcare providers, medical research facilities, and emerging health tech enterprises to the area.[5] Tenants at the Shopping Center were strategically recruited to provide needed amenities and jobs to the 300,000 people served by the District.[6] TREND will continue to operate the Shopping Center in a manner that complements the objectives of the Roseland Medical District.

Through decades of strategic neighborhood planning, there is some exciting development momentum in the Roseland area. The Roseland Community Medical District Master Plan recently received a $25 million State of Illinois appropriation to initiate the implementation of a 400,000 square foot Outpatient Campus, expected to include medical specialty care services, community supportive services, fitness, and medical supportive housing. The Plan also incorporates the impact of the $3.6 billion Red Line Extension (RLE) development and the transit-supportive development adjacent to these stations. The proposed 111th Street RLE Station (Roseland Medical District Station) is located a half mile west of the Shopping Center. The RLE is expected to expand the CTA Red Line to 130th Street, bolster Pullman Park, catalyze investment into the Michigan Avenue commercial corridor, and benefit the development of Imani Village, two mixed-use buildings on 95th Street.[7][8][9][10] All of this development activity is expected to contribute to the upward trajectory of the Roseland community and drive additional customers to the Shopping Centers.

TREND now owns six shopping centers, four in Chicago and two in Baltimore, in partnership with 382 local and small impact investors. TREND is proud of the fact that 67% of its investors are African American and 46% are women. The average investment amount is $2,411. TREND collaborates with local community organizations and civic leaders to intentionally offer residents who live and work near the shopping center an opportunity to become co-owners. People of all races and income levels can invest in the Shopping Center. TREND believes that being intentionally inclusive does not mean being exclusive. This is TREND's third crowdfunded project and first in Chicago.

See also Exhibit A: The Business Plan.

Inclusive Ownership Mission

TREND is a social enterprise formed in 2016 with a mission to catalyze and accelerate strategic commercial development that strengthens urban neighborhoods, with a focus on communities of color. TREND has a

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[4] https://roselandmedicaldistrict.org/

[5] https://roselandmedicaldistrict.org/plan

[6] https://map.lisc-cnda.org/2009/cnda/dl3-realty-for-roseland-medical-center

[7] https://www.transitchicago.com/rle/

[8] https://www.cnigroup.org/pullman-revitalization/

[9] https://chicago.suntimes.com/2023/6/15/23761247/roseland-michigan-avenue-redevelopment-invest-south-west-editorial

[10] https://www.chicago.gov/city/en/depts/doh/provdrs/housing_resources/news/2023/november/ImaniVillage.html

unique perspective and expertise on many aspects of commercial real estate and offers an integrated set of services to strengthen urban commercial corridors and their surrounding neighborhoods.

Since 2020, TREND has been making the case that Black residents do not own commercial property in their neighborhoods. Consequently, Black communities have no voice and receive no financial benefit from the profitability and appreciation of shopping centers that they frequent as customers.

Moreover, Black residents have few connections to visible and accessible Black shopping center owners and commercial real estate professionals. The fact that just three percent of Black households own commercial real estate was the subject of a recent Brookings Institution study - *The devaluation of assets in Black neighborhoods: The case of commercial property*.[11]

TREND is creating deal structures to enable 1,000+ Black, local and socially minded impact investors to have an ownership stake in the revitalization of shopping centers located in majority-Black neighborhoods and driving inclusive economic impact. The TREND thesis is that more people will patronize, protect and respect neighborhood shopping centers when they are investors in commercial real estate.

TREND wants Black entrepreneurs to have more opportunity to operate businesses as tenants and be service providers (leasing, property management and vendors) at the Shopping Center. TREND believes it can create over 600 construction jobs and 280 permanent jobs at shopping centers in majority Black communities.

TREND's goal is to provide inclusive ownership of up to 16 community serving shopping centers by 2026, and to jump start the formation of the first Urban Community Retail REIT creating wealth for 1,000 Black entrepreneurs, community residents and other impact investors.[12]

About the Developer

Lyneir Richardson is co-founder and CEO of The Chicago TREND Corporation.[13] He is an experienced commercial and residential real estate developer with over 17 years of experience in urban retail development.

Lyneir is also a Professional Practice Instructor in the Department of Management and Global Business at Rutgers Business School in Newark, New Jersey, and the Executive Director of the Rutgers Center for Urban Entrepreneurship and Economic Development (CUEED), where he leads capacity-building programs that have assisted over 400 entrepreneurs.[14] [15] Lyneir was recently appointed as a Non-Resident Senior Fellow at the Brookings Institution.[16]

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[11] https://www.brookings.edu/articles/the-devaluation-of-assets-in-black-neighborhoods-the-case-of-commercial-property/
[12] https://www.chicagotrend.com/trend-2023-shopping-center-acquisition-strategy
[13] https://www.linkedin.com/in/lyneir/
[14] https://www.business.rutgers.edu/faculty-research/management-global-business
[15] https://www.business.rutgers.edu/cueed
[16] Economic development expertise lands center's director a role as Brookings Institution fellow | Rutgers Business School

Lyneir has served as Chief Executive Officer of the primary economic development corporation in Newark, for two different mayoral administrations. He was Vice President of Urban Development at General Growth Properties, Inc., where he led the national initiative to bring quality shopping centers to ethnic neighborhoods in large U.S. cities. Early in his career, Lyneir founded Lakeshore Development Construction Company and was recognized by the U.S. Small Business Administration as Illinois Young Entrepreneur of the Year. He started his career as a corporate attorney at the First National Bank of Chicago.

Lyneir is a graduate of Bradley University and the University of Chicago Law School. He is a member of the Urban Land Institute, the International Council of Shopping Centers, and the International Economic Development Council. He serves on the Board of Directors of the International Economic Development Council, New Growth Innovation Network, Newark Arts Council and the Cook County Land Bank, and has served as Vice Chairman of the Illinois Housing Development Authority Trust Fund Board and as a Commissioner on the Chicago Plan Commission.

You can read about the entire leadership team at https://www.chicagotrend.com/leadership.

The Property Teams

TREND has a track record of assembling teams of Black experts (leasing, management, insurance – even the landscaping company) to provide hands-on property management, stay on top of issues, retain existing tenants and attract new ones to improve financial performance and community impact. Some of the diverse professionals include:

- FP Commercial Advisors (leasing)[17]
- Property Care Management (landscaping/snow removal)
- P2 Capital Insurance Brokers, Inc.
- Beehive Architects
- MDC INC Remodeling & Roofing[18]

TREND has also helped nearly a dozen Black entrepreneurs to open and/or operate at the shopping centers that it owns.

TREND will continue to identify diverse professionals, contractors, and tenants as it acquires shopping centers across the country.

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[17] https://www.laurenlowery.com/
[18] https://www.linkedin.com/in/michael-mitchell-28264ab/

About the Finances

TREND structured the transaction to intentionally give diverse, small impact investors and Chicago residents an opportunity to co-own the Shopping Center with TREND. We financed the total acquisition of the Shopping Center in the amount $6,473,142, from the following sources:

Sources as of 12/31/2024		
First Mortgage Debt	58.73%	$3,801,354.00
Sponsor Equity	39.20%	$2,537,288.00
Small Change investors	2.08%	$134,500.00
Total sources	**100.00%**	**$6,473,142.00**
Uses as of 12/31/2024		
Purchase Price	92.69%	$6,000,000.00
Closing Costs	7.31%	$473,142.00
Total uses	**100.00%**	**$6,473,142.00**

How will this work for you?

We have created a mathematical calculation (see Exhibit F) based on our current assumptions about the project's completion and operations.

We estimate that net cash flow for the shopping center will grow from approximately $186,000 in year one to $207,000 in year eight when we plan to sell the property. Cash flow and profits from liquidation are expected to net a total of $6,194,442 over the eight-year period. Based on the 5% investor member contribution, our calculation shows that a $1,000 investment might return $73.14, and a $10,000 investment might return $731.41 over that eight-year period.

Some of our assumptions will prove to be inaccurate, possibly for the reasons described in Exhibit B, Risks of Investing. Therefore, the results of investing illustrated in Exhibit F are likely to differ in reality, for better or for worse, possibly by a large amount.

Please also review Exhibit C, the first Amendment to the LLC Agreement and Exhibit D, the LLC Agreement for additional detail on how distributions will be made.

§227.201(e) – Number of Employees

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Company Instructions

Include the required statements along with the Risk Disclosure submitted with Form C. You can omit risks that are no longer relevant and should add any new risks

Required Statements:

A crowdfunding investment involves risk. You should not have invested any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities were not recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities did not pass upon the accuracy or adequacy of the offering documents.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission did not make an independent determination that these securities are exempt from registration.

See also Exhibit B, Risks of Investing.

§227.201(m) – Terms of the Securities

Overview

The Company offered "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchased an Investor Share, you became an owner of the Company, which is a Delaware limited liability company. Your ownership is governed by the limited liability company Agreement of the Company dated March 7, 2024 and the first amendment to this agreement, dated June 4, 2024 and any future amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." See Exhibit C

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made as follows:

- 5% to the Investor Members, in proportion to Investor Member's ownership of Shares; and
- 95% to the Sponsor.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

You have no obligation to contribute more money to the Company, and you are not personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you are an owner of the Company, you generally do not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager controls all aspects of the Company's business. For all practical purposes you are a passive investor.

No Right to Transfer

Investor Shares are illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager has the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
- For a period of one year, you aren't allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares.

The Manager owns all the Sponsor Shares and, as such, has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Lyneir Richardson owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Richardson and Mr. Weissbourd effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other investors and could decide to give those investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a company comes with risks, including these:

- The risk that the person running the company will do a bad job.
- The risk that the person running the company will die, become ill, or just quit, leaving the company in limbo.
- The risk that your interests and the interests of the person running the company aren't really aligned.
- The risk that you'll be "stuck" in the company forever.
- The risks that the actions taken by the person running the company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
StandCorp Mortgage Investor, LLC	$3,653,781.18	6.625%	12/1/2034	

EXPLANATION: The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole at the end of the fiscal year. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
March 14, 2024	Reg CF	Preferred Stock	$134,500	

227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Asset management fee	Annually	TREND	Manager	$18,000 per annum
Loan Guarantee fee	One time at loan closing	Lyneir Richardson	Managing member of the Manager	$38,095.72

227.201(s) – The Company's Financial Condition

Operations

The property is 100% leased. DL3 property management performed the property management duties from acquisition through December 31, 2024. Empowered Property Management LLC was retained to replace DL3 for 2025.

Liquidity

The balance sheet attached reflects our cash on hand. (See Exhibit E: Financial Statements)

Changes and Trends

Since the date of our original Form C, the acquisition of Roseland Medical and Retail Center was completed. This resulted in significant financial growth from 2023 to 2024:

- Total Assets grew from $2,500 to $6.5 million.
- Cash & Equivalents improved from $0 to $204,261.14.
- Revenue increased from $0 in 2023 to $441,466.43 in 2024.
- Net Income turned positive, moving from a loss of ($5,021) in 2023 to a profit of $61,306.49 in 2024.

However, debt levels increased due to the acquisition; Long-Term Debt increased to $3.73 million.

The financial statements of the Company are attached as Exhibit E.

227.201(x) – Our Compliance with Reporting Obligations

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never failed to file the reports required by Regulation Crowdfunding.

EXHIBIT A: THE BUSINESS PLAN

Roseland Medical and Ret...

100-136 West 111th Street
Chicago, IL





Contents

We're entrepreneurs with a mission

We're a socially-minded en... passionate about revitalizi... communities through inclu... urban development.

We launched in 2016 with a seed investment from the philanthropic s...

FOUNDING FUNDERS



THE CHICAGO COMMUNITY TR...
AND AFFILIATES

MacArthur Foundation

Racial Wealth Gap

- The devaluation of commercial real estate in Black neighborhoods **driven largely by racism** and structural barriers to capital access. [1]

- Historic redlining and barriers to access **has decreased the opportunity for residents** to invest in their own communities

- Black residents largely **do not own commercial property** and have few connections to Black retail business professionals

- The racial wealth gap has **limited the opportunities for Black entrepreneurs**

- Black Americans net worth is **70% lower** than non-black households [2]

- **Real estate and entrepreneurial assets** are the biggest pathways to wealth for most Americans

- **TREND intends to bolster wealth building opportunities** for Black entrepreneurs, investors and communities.

Sources: [1] Brookings Institute; [2] National Community Reinvestment Coalition

Chicago TREND shopping centers serve as local centers of impact, focused on driving positive change for economies, individuals, communities and impact-minded investor



CHICAGO
TREND
ECONOMICS
Shopping Centers
PEOPLE
Community Members
COMMUNITY
Neighborhoods

VISION

By 2026:

TREND Plans to Own 16 Community Serving Shopping Centers

…and jump start the formation of the first Urban Community Re...

REIT creating wealth for 1,000 Black entrepreneurs, commun...

residents and other impact investors.

TREND Current Portfolio

Butterfield Plaza
Olympia Fields, IL

Acquired in 2020
19,468 SF
93% Occupied



BUTTERFIELD
PLAZA
Bebo's
Star NAIL & SPA
OPEN MRI
OF OLYMPIA FIELDS
DUNKIN' DONUTS Baskin Robbins
DRIVE THRU OPEN 24 HRS.
JENNY CRAIG

Demonstrate that TREND can own and create opportunities for Black professionals, tenants and contractors

Chatham Market
Chicago, IL

Acquired in 2020
9,755 SF
100% Occupied

ups THE UPS STORE

Helped Black entrepreneurs open a franchise
Ownership, leasing and management by Black entrepreneurs; credit tenants

2111-2115 S. State St
Chicago, IL

Acquired in 2021
12,881 SF
75% Occupied

BUREAU BAR+RESTA

Helped Black entrepreneurs own commercial property in appreciating neighborhood; opportunity for future high-rise development

Walbrook Junction
Baltimore, MD

Acquired in 2021
47,070 SF
89% Occupied



LIBERTY BUYS

Obtained over $1.6M of grant funding for safety and façade improvements
Leasing space to Black-owned bank

Ed

S
s
n
he

Property Overview



100-136 West 111th Street

- 27,000 square feet

- 100% occupied

- Stable cashflow (see Slide 14)

- One-stop-shop healthcare campus

- Directly across the street from Roseland Medical Center

- 20,000 square feet vacant land parcel for future development

- Complements Far South Side development momentum (see Slide 13)

Tenant Overview



4 medical tenants

- Chicago Family Health Center
- Cermak Immediate Care
- Roseland Pharmacy One
- Fresenius Kidney Care

4 retail tenants

- 3 restaurants
- 1 nail salon

DENTIST

Cermak Immediate Care

Roseland Pharmacy On

Seashe

Demographic Profile

Demographic Profile [3]

Radius	1 Mile	3 Mile
Estimated Population	32,058	162,541
Median Age	37	38
Estimated Households	10,304	55,534
Estimated Median HH Income	$38,636	$49,736



N
DOWNTOWN CHICAGO
ROSELAND
MEDICAL CENTER

Source: [3] Demographic Report CoStar Group (2024)

Roseland Medical District

- Established in 2011 by the Illinois State Legislature [4]
- Received a $25 million State of Illinois appropriation in 2023 to implement new development activity in the District
- Strategy to attract and retain healthcare providers, medical research facilities, and emerging health tech enterprises
- Aligned with broader neighborhood planning (e.g., transportation, housing, workforce development)
- Provides care to 300,000 people across 12 neighborhoods


AUBURN GRESHAM
CHATHAM
RED LINE STUDY AREA
WASHINGTON HEIGHTS
BEVERLY
ROSELAND
ROSELAND COMMUNITY MEDICAL DISTRICT
MORGAN PARK
WEST PULLMAN
RIVERDALE
ROSELAND COMMUNITY MEDICAL DISTRICT MASTER PLAN – DRAFT FOR REVIEW

Source: [4] Roseland Community Medical District Master Plan

Far South Side Development Momentum


103RD ST STATION
111TH ST STATION
MICHIGAN AVE STATION
130TH ST STATION
METRA ELECTRIC
METRA ROCK ISLAND BEVERLY BRANCH
METRA ROCK ISLAND
METRA ELECTRIC BLUE ISLAND BRANCH
MAJOR TAYLOR TRAIL
SOUTH SHORE LINE
NATIONAL A. PHILIP RANDOLPH PULLMAN PORTER MUSEUM
PULLMAN NATIONAL MONUMENT VISITOR CENTER
S STATE ST
S MICHIGAN AVE
S WENTWORTH AVE
S HALSTED AVE
W 107TH ST
W 111TH ST
W 115TH ST
W 119TH ST
57
94

- $3.6 billion CTA Re Expansion [5]
- Pullman National M Development [6]
- Michigan Avenue c corridor reinvestme
- Imani Village: New development [8]
- Morgan Park Comr mixed-use develop

Sources: [5] Chicago Transit Authority; [6] Chicago Neighborhood Initiatives; [7] Chicago Sun Times; [8] City of Chicago; [9] City of Chicago

How Will This Work For You?

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Cash Inflows								
Investor Capital	$2,550,083.00							
First Mortgage Debt	$3,809,609.59							
Rent	$679,788.08	$692,394.74	$701,742.85	$652,804.38	$746,215.13	$772,637.42	$758,504.53	$8
CAM recovery @ 65%	$229,123.75	$235,997.46	$243,077.39	$250,369.71	$257,880.80	$265,617.22	$273,585.74	$2
Less vacancy	-$33,989.40	-$34,619.74	-$35,087.14	-$32,640.22	-$37,310.76	-$38,631.87	-$37,925.23	-
Total Inflows	**$7,234,615.01**	**$893,772.46**	**$909,733.09**	**$870,533.87**	**$966,785.17**	**$999,622.77**	**$994,165.04**	**$1,05**
Management fee	$34,996.90	$36,046.80	$37,128.21	$38,242.05	$39,389.32	$40,571.00	$41,788.13	$
Landscape maintenance	$30,000.00	$30,900.00	$31,827.00	$32,781.81	$33,765.26	$34,778.22	$35,821.57	$
Utilities	$65,000.00	$66,950.00	$68,958.50	$71,027.26	$73,158.07	$75,352.81	$77,613.40	$
Repairs & maintenance	$70,000.00	$72,100.00	$74,263.00	$76,490.89	$78,785.62	$81,149.19	$83,583.66	$
Security services	$55,000.00	$56,650.00	$58,349.50	$60,099.99	$61,902.98	$63,760.07	$65,672.88	$
Insurance	$15,000.00	$15,450.00	$15,913.50	$16,390.91	$16,882.63	$17,389.11	$17,910.78	$
Property tax	$78,901.18	$81,268.21	$83,706.26	$86,217.45	$88,803.97	$91,468.09	$94,212.13	$
Miscellaneous	$3,600.00	$3,708.00	$3,819.24	$3,933.82	$4,051.83	$4,173.39	$4,298.59	
Total Recoverable	**$352,498.08**	**$363,073.02**	**$373,965.21**	**$385,184.17**	**$396,739.69**	**$408,641.88**	**$420,901.14**	**$4**
Leasing commissions	$2,000.00	$2,060.00	$2,121.80	$2,185.45	$2,251.02	$2,318.55	$2,388.10	
Legal fees	$10,000.00	$10,300.00	$10,609.00	$10,927.27	$11,255.09	$11,592.74	$11,940.52	$
Marketing & Sponsorships	$3,000.00	$3,090.00	$3,182.70	$3,278.18	$3,376.53	$3,477.82	$3,582.16	
Asset management fee	$18,000.00	$18,540.00	$19,096.20	$19,669.09	$20,259.16	$20,866.93	$21,492.94	$
Accounting fees	$10,000.00	$10,300.00	$10,609.00	$10,927.27	$11,255.09	$11,592.74	$11,940.52	$
Total Non-Recoverable	**$43,000.00**	**$44,290.00**	**$45,618.70**	**$46,987.26**	**$48,396.88**	**$49,848.79**	**$51,344.25**	**$**
Effective Gross Revenue	$874,922.43	$893,772.46	$909,733.09	$870,533.87	$966,785.17	$999,622.77	$994,165.04	$1,0
Less Total Expenses	-$395,498.08	-$407,363.02	-$419,583.91	-$432,171.43	-$445,136.57	-$458,490.67	-$472,245.39	-$4
Net Operating Income	**$479,424.35**	**$486,409.45**	**$490,149.19**	**$438,362.45**	**$521,648.60**	**$541,132.11**	**$521,919.66**	**$5**
Plus: Depreciation Tax Benefits	$21,826.92	$21,826.92	$21,826.92	$21,826.92	$21,826.92	$21,826.92	$21,826.92	$
MTG Interest Deduction Tax Benefit	$36,788.10	$34,812.90	$32,837.70	$30,862.50	$33,247.60	$31,814.63	$29,479.61	$
Less Debt Services	-$351,451.00	-$351,451.00	-$351,451.00	-$351,451.00	-$359,791.00	-$359,791.00	-$359,791.00	-$3
Net Cash Flow	**$186,588.37**	**$191,598.27**	**$193,362.80**	**$139,600.87**	**$216,932.13**	**$234,982.66**	**$213,435.19**	**$2**
Cash Flow Distribution from Sale of Vacant Land							$602,882.70	
Liquidation Proceeds								$4,2
Total Projected Cash Flow for Distribution	$186,588.37	$191,598.27	$193,362.80	$139,600.87	$216,932.13	$234,982.66	$816,317.89	$4,5

To 49% Investors (pro-rata)	$91,428.30	$93,883.15	$94,747.77	$68,404.42	$106,296.74	$115,141.50	$399,995.77	$2,2
To a $1,000 investor	$73.14	$75.11	$75.80	$54.72	$85.04	$92.11	$320.00	
To a $10,000 investors	$731.43	$751.07	$757.98	$547.24	$850.37	$921.13	$3,199.97	$

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described in Exhibit B, Risks of Investing. Hence, the results of investing will above, for better or for worse, possibly by a large amount.

TREND Leadership Team







Lyneir Richardson
Co-Founder and CEO

Tay Craig
VP of Acquisitions and Asset Management

William Beckford
VP of Asset Management Baltimore



William Mcl
VP of Finance anc

Emma G. Roberts
COO, TREND CDC

Michelle E. L. Merritt
Community and Economic Development Consultant





Robert Weissbourd
Co-Founder

ROSELAND
MEDICALCENTER
Chicago Family Health Center
SUBWAY
CHIC
TRE
#WeO
©05 MALCOLM CUNNINGHAM

Thank you!

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF CLASS A INVESTOR SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF INVESTOR SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Investor Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions, and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve has responded by raising interest rates significantly over the last 12 months. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages it could affect the ability of tenants to pay rent.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

- Changes in interest rates

- Competition from new and existing properties

- Changes in national or local economic conditions

- Environmental contamination or liabilities

- Changes in the local neighborhood

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects

- Regulatory changes

- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guarantee that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Manager performed significant "due diligence" on the Project, meaning it sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager reviewed was accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager reached inaccurate conclusions about the information it reviewed.

Environmental Risks: As part of its due diligence, the Manager conducted an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we bought it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company faces significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company carries insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company obtained only very limited warranties from the sellers of the Project. In effect, the Company bought the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital, it might sell Investor Shares at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company has little or no control over many of its expenses.

ADA Compliance: The Project is subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, inclement weather, and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell than other kinds of assets, like publicly traded stocks. There is no guaranty that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project –

a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors have no right to participate in the management of the Company.

Reliance on Management Team: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company provided prospective investors with financial projections, based on then current information and assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Investor Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Investor Shares:

- There is no public market for your Investor Shares, meaning you could have a hard time finding a buyer.

- By law, you may not sell your Investor Shares for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company).

- Under the LLC Agreement, the Investor Shares may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.

- If you want to sell your Investor Shares, the Manager has a first right of refusal to buy them.

Taking all that into account, you should plan to own your Investor Shares until the Project is sold.

No Registration Under Securities Laws: Neither the Company nor the Investor Shares are registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Investor Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Investor Shares were offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we tried to provide all the material information we believe was necessary for you to make an informed decision it is possible that you may have made a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Lack of Cash to Pay Tax Liabilities: The Company is treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project "pass through" the Company and are reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income will exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Subscription Agreement Limits Your Rights: The Subscription Agreement you signed limits your rights in several important ways if you believe you have claims against us arising from the purchase of your Investor Shares:

- In general, your claims will be resolved through arbitration, rather than through the court system. Any such arbitration will be conducted in the State of Illinois, which might not be convenient for you.

- You will not be entitled to a jury trial.

- You will not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you will be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You have waived your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement are be governed by Delaware law and handled in Delaware courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Investor Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.


THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.


EXHIBIT C: THE COMPANY'S LLC AGREEMENT

EXHIBIT D: LLC AGREEMENT

This is an Agreement, entered into effective on March 7, 2024, by and among TREND Roseland Medical

<u>Company</u>

Corporation, an Illinois   <u>Sponsor</u>   <u>Manager</u>   <u>Investor</u>
<u>Members</u>

<u>Members</u>

Background

I.   Some or all of the Investor Members acquired their interests in the Company through <u>Site</u>

II.   The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which

C. 18-101(7).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited liability company**. The Company has been formed in accordance with and pursuant to the Delaware Limited liability co   <u>Act</u>
The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**
and all of its business shall be conducted under that name, or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to purchase, renovate and operate the 100 W 111th St Chicago, IL 60628 (the   <u>Project</u>
contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Initial Contributions**. Sponsor is committing $1,300,082 to the capital of the Company in the form of cash. Each Investor Member has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Investor Member. The foregoing capital contributions of

Sponsor and the Investor Members are referred   Capital Contributions

    2.2.   **Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such

    2.3.   **Loans**.

    2.3.1.   **In General**. Sponsor or its affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates
                       Member Loans

bear intere

          Code   hall be evidenced by one or more promissory notes.

    2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

    2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

    2.4.1.   No Member shall be required to contribute any additional capital to the Company;

    2.4.2.   No Member may withdraw any part of his capital from the Company;

    2.4.3.   No Member shall be required to make any loans to the Company;

    2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

    2.4.5.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

    2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

    2.4.7.   No Member shall be liable to any other Member for the return of his or its capital.

    2.5.   **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS**

3.1.   **Percentage Interests**. The limited liability company interests of the Company shall consist of
 Percentage Interests
equal to the Capital Contribution of such Member divided by the aggregate Capital Contributions of all of the Members. However, the Manager may adjust the Percentage Interests of the Members (i) to reflect the addition of additional Investor Members, or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not, however, adjust the Percentage Interest of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional Capital Contributions.

3.2.   **Capital Accounts**. A capital account shall be established and maintained for each Member.

Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Distributions**.

4.1.1.   **In General**. Within thirty (30) days after the end of each calendar year, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash as follows:

(a)   49% to
Investor Shares; and

(b)   51% to Sponsor.

The percentages set forth above are based upon the assumption that the Investor Shares will equal 49% of the total equity invested in the Company and Sponsor Shares will equal 51% of the total equity invested in the Company. To the extent the ratio of Investor Share to Sponsor Shares do not match this ratio, the Manager shall adjust the percentages distributed to each set of Members accordingly to match the ratio of Investor Shares to Sponsor Shares. As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Investor Shares, while all of the Sponsor Shares will be owned by the Manager. Investor Shares, which will total 1.25 million, shall include investors in this Offering, and may also include the Sponsor, its affiliates or investors acquired in a follow-up offering.

4.1.2.   **Distributions Among Investor Members**. Any distributions made to Investor Members as a group pursuant to section 4.1.1 shall be made among the Investor Members in accordance with their respective Percentage Interests.

4.1.3. **Definitions**. The following definitions shall apply for purposes of this section 4.1:

(a)   Available Cash

Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

(b)   Investor Member

(c)   Unreturned Investment

Member reduced by any distributions received by such Member pursuant to section 4.1.1(b).

4.1.4. **Distributions to Pay Personal Tax Liabilities**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5. **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.6. **Assets Distributed in Kind**. If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.7. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.8. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2.   **Allocations of Profits and Losses**.

    4.2.1.   **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income,

<u>Tax Items</u>

e Code and the regulations issued

<u>Regulations</u>

allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors

the distributions each Member is likely to receive, t
time of the liquidation of the Company will be equal to the amount such Member is entitled to receive

reasonably possible, follow the actual and anticipated distributions of cash, at the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporat

The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

    4.2.2.   **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

    4.2.3.   **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the

<u>Issuance Items</u>

possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

    4.2.4.   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

    4.2.5.   **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated

Adjustment

5.   **ARTICLE FIVE: MANAGEMENT**

   5.1.   **Management by Manager**.

   5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and
Manager

   5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management

   5.1.3.   . Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members or permit existing Members to contribute additional capital on such terms as the Manager may determine and to adjust the Percentage Interests of the Members pro rata based upon any additional capital contributed by new or existing Members;; (ii) engage the services of third parties to perform services; (iii) make all decisions

other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on th
settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of

th
discontinue the business of the Company or any Property Company; and (xiii) dissolve the Company.

   5.2.   **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

   5.3.   **Standard of Care**
judgment.

   5.4.   **Appointment of Manager**. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Percentage Interests.

   5.5.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.6.   **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.8.   **Compensation of Manager and its Affiliates**.

5.8.1.   **Guaranty Fee**. As compensation for its services in guaranteeing the debt of the Company, the CEO of an affiliate of the Manager, Lyneir Richardson, shall be entitled to a one-time fee equal to $38,600.

5.8.2.   **Asset Management Fee**. Each year, the Manager shall be entitled to an asset management fee equal to $18,000.

5.8.3.   **Fees for Other Services**. The Manager may engage itself or its affiliates to perform services on behalf of the Company, provided that any compensation paid by the Company for such services shall be (i) fair to the Company, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Members.

6.   **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of
or its members, or otherwise.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**   Covered Person
Manager and its affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other

right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered

Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3.   **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of

<u>Losses</u>

or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such

provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f)   **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such

written consent.

6.2.5.　　**Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.　　　**Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods,
Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7.　　　**ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1.　　**Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in s name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.　　**Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.　　**Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the nnual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4.　　**Reports Required by Law**. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Percentage Interests in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5.　　**Right of Inspection**.

7.5.1.　　**In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for th records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the

7.5.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3.   **Representative**
by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4.   **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b)   Before providing additional information or allowing a Member to inspect the

satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)

(f)   A rep
books and records.

(g)
Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6.   **Tax Matters**.

7.6.1.   **Designation**. The Manager shall be des
BBA   Tax
Matters Partner
(th   Company Representative
expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative shall be an expense of the Company.

7.6.2.   **Examinations and Audits**. The Tax Matters Partner and Company Representative are authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of the Company shall be binding upon such Partners and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Tax Matters Partner and Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3.   **Elections and Procedures**. In the event of an audit of the Company that is subject to the BBA Procedures

Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company Representative or the Company under the BBA Procedures (including any election under Code section 6226 as amended by the BBA). If an election under Code section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member

final Company adjustment, and each Partner shall take such adjustment into account as required under Code section 6226(b) (as amended by the BBA).

7.6.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not

return with the treat
Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Voluntary Transfers**.

8.1.1.   **Generally**. No Investor Member shall sell, transfer, assign or encumber all or any portion of his or its Shares, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his or its Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall

counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including

8.1.2. **Prohibited Transfers**. No transfer of Shares shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in Section   ed in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in the Company, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of the Company under section 708 of the Code.

8.1.3. **First Right of Refusal**.

(a) **In General**   Selling Member offer from a third party to acquire all or a portion of his, her, or its Percenta   Transfer Interest
the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the   Sales Notice
Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1) If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2) If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3) If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non-tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4) If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Member

and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4. **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5. **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation);

shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6. **Application to Certain Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance
Special Purpose Entity
availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7. **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2. **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or an
his heirs, assigns, or representatives) the right to sell such Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3. **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such an event each Member shall receive stock in the newly-formed corporation equivalent to his or its Shares.

8.4. **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

8.5. **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-

8.6. **Withdrawal**. An Investor Member may withdraw from the Company by giving at least ninety

or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers his Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2. **Liquidation**.

9.2.1. **Generally**
no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3. **Distributions In Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Mana
liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of

the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by

of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Investor Member.

11. **ARTICLE ELEVEN: MISCELLANEOUS**

11.1. **Amendments**.

11.1.1. **Amendments by Manager.** The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law.

11.1.2. **Limitation.** Notwithstanding section 11.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would (i) amend this section 11.1.2, (ii) require any Investor Member to make additional Capital Contributions, (iii) impose personal liability

Members who are Investor Members on the date hereof, or (v) give Sponsor itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article Four.

11.2. **Waivers**. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

11.3. **Assignment by Sponsor**. Sponsor may assign its Percentage Interest and its interest in this Agreement to any other entity controlled by or under common control with Sponsor.

11.4. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.5. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

11.6. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by Delaware law, and (v) if such Member is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

11.7. **Waiver of Jury Trial**. Each Member acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

11.8. **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

11.9.   **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.10.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.11.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.12.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.13.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.14.   **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

11.15.   **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.16.   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

TREND Roseland Medical and Retail Center LLC

By: The Chicago TREND Corporation, As Manager

By: _____

box SIGN   13KL77VW-4Q256YYP

Lyneir Richardson, CEO

EXHIBIT E: FINANCIAL STATEMENTS

 Mar 31, 2025

I, Lynier Richardson,certify that:

1. The financial statements of TREND Roseland Medical and Retail Center LLC included in this Form are true and complete in all material respects; and
2. Since TREND Roseland Medical and Retail Center LLC was formed in 2024, no tax returns have been filed to date.

By: **TREND Roseland Medical and Retail Center LLC**

By: Lyneir Richardson

box SIGN   13KL77VW-4KJ3LQ9P

Lyneir Richardson,
CEO of The Chicago TREND Corporation, the manager

12 Months Income Statement
Roseland Medical and Retail Center
Period = Jan 2024-Dec 2024
Book = Accrual ; Tree = TREND Income Statement

ACCOUNT	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
INCOME													
Rent - Retail	0.00	0.00	0.00	0.00	0.00	5,676.91	56,519.05	56,612.05	56,612.05	56,822.41	56,822.41	56,822.41	345,887.29
CAM Estimate	0.00	0.00	0.00	0.00	0.00	5,316.64	10,992.25	10,992.25	10,992.25	10,992.25	10,992.25	10,992.25	71,270.14
RET Estimate	0.00	0.00	0.00	0.00	0.00	0.00	4,051.50	4,051.50	4,051.50	4,051.50	4,051.50	4,051.50	24,309.00
TOTAL INCOME	0.00	0.00	0.00	0.00	0.00	10,993.55	71,562.80	71,655.80	71,655.80	71,866.16	71,866.16	71,866.16	441,466.43
EXPENSES													
RECOVERABLE EXPENSES													
Electricity - Recoverable	0.00	0.00	0.00	0.00	0.00	363.42	-1,628.47	2,153.13	2,113.43	3,072.99	2,632.34	1,452.21	10,159.05
Water & Sewer - Recoverable	0.00	0.00	0.00	0.00	0.00	271.14	-1,897.93	5,499.20	3,116.50	3,122.24	2,521.58	2,557.26	15,189.99
Trash & Recycling - Recoverable	0.00	0.00	0.00	0.00	0.00	190.47	1,500.08	1,894.52	1,890.58	1,884.98	1,873.01	1,877.85	11,111.49
Phone & Internet - Recoverable	0.00	0.00	0.00	0.00	0.00	0.00	607.28	554.70	104.70	3,159.47	0.00	579.69	5,005.84
Management Fees - Recoverable	0.00	0.00	0.00	0.00	0.00	0.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	18,000.00
P&C Insurance - Recoverable	0.00	0.00	0.00	0.00	0.00	0.00	4,574.31	1,527.08	0.00	0.00	1,500.00	1,527.08	9,128.47
Real Estate Taxes - Recoverable	0.00	0.00	0.00	0.00	0.00	770.34	7,375.76	7,375.76	6,094.02	7,508.95	7,508.95	7,508.95	44,142.73
Roof Repairs - Recoverable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,557.00	0.00	1,557.00
HVAC Repairs - Recoverable	0.00	0.00	0.00	0.00	0.00	0.00	2,068.58	0.00	0.00	5,279.00	0.00	6,499.25	13,846.83
Other R&M - Recoverable	0.00	0.00	0.00	0.00	0.00	6.00	0.00	930.00	0.00	255.00	300.00	0.00	1,491.00
F&L Safety Repairs - Recoverable	0.00	0.00	0.00	0.00	0.00	587.54	-587.54	12,044.00	8,080.00	4,572.00	4,056.00	1,224.89	29,976.89
Landscaping Misc. - Recoverable	0.00	0.00	0.00	0.00	0.00	222.55	539.23	2,300.00	4,760.00	2,300.00	1,980.00	0.00	12,101.78
Snow Removal - Recoverable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	200.00	0.00	200.00
Elevator Repairs - Recoverable	0.00	0.00	0.00	0.00	0.00	30.09	-30.09	0.00	0.00	0.00	0.00	0.00	0.00
RECOVERABLE CONTRACTS													
Elevator Contract - Recoverable	0.00	0.00	0.00	0.00	0.00	0.00	-150.39	0.00	0.00	0.00	0.00	0.00	-150.39
F&L Safety Contract - Recoverable	0.00	0.00	0.00	0.00	0.00	0.00	198.75	0.00	0.00	0.00	0.00	0.00	198.75
TOTAL RECOVERABLE CON...	0.00	0.00	0.00	0.00	0.00	0.00	48.36	0.00	0.00	0.00	0.00	0.00	48.36
TOTAL RECOVERABLE EXPENSES	0.00	0.00	0.00	0.00	0.00	2,441.55	15,569.57	37,278.39	29,159.23	34,154.63	27,128.88	26,227.18	171,959.43
NONRECOVERABLE EXPENSES													
Property and Casualty Insurance ...	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	54.16	0.00	0.00	54.16
Phone & Internet - Nonrecoverable	0.00	0.00	0.00	0.00	0.00	10.47	-10.47	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL NONRECOVERABLE EX...	0.00	0.00	0.00	0.00	0.00	10.47	-10.47	0.00	0.00	54.16	0.00	0.00	54.16
TOTAL EXPENSES	0.00	0.00	0.00	0.00	0.00	2,452.02	15,559.10	37,278.39	29,159.23	34,208.79	27,128.88	26,227.18	172,013.59
NET OPERATING INCOME	0.00	0.00	0.00	0.00	0.00	8,541.53	56,003.70	34,377.41	42,496.57	37,657.37	44,737.28	45,638.98	269,452.84
OTHER INCOME													
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	235.25	71.76	242.35	-501.35	-248.74	11,353.27	11,152.54
TOTAL OTHER INCOME	0.00	0.00	0.00	0.00	0.00	0.00	235.25	71.76	242.35	-501.35	-248.74	11,353.27	11,152.54
OTHER EXPENSES													
Bank Fees and Service Charges	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-0.21	-0.21

12 Months Income Statement

Roseland Medical and Retail Center

Period = Jan 2024-Dec 2024

Book = Accrual ; Tree = TREND Income Statement

ACCOUNT	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Business Licenses	0.00	0.00	0.00	0.00	0.00	1,562.49	0.00	0.00	0.00	0.00	0.00	0.00	1,562.49
Depreciation	0.00	0.00	0.00	0.00	0.00	10,983.24	10,983.24	10,983.24	10,983.24	10,983.24	10,983.24	11,196.18	77,095.62
Amortization Loan Origination Fees	0.00	0.00	0.00	0.00	0.00	0.00	605.99	604.04	604.04	604.04	604.04	602.07	3,624.22
Asset Management Fees	0.00	0.00	0.00	0.00	0.00	0.00	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	9,000.00
Mortgage Interest	0.00	0.00	0.00	0.00	0.00	2,103.23	20,986.43	20,940.60	20,894.52	20,848.18	20,801.58	20,754.73	127,329.27
Legal Fees	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	687.50	687.50
TOTAL OTHER EXPENSES	0.00	0.00	0.00	0.00	0.00	14,648.96	34,075.66	34,027.88	33,981.80	33,935.46	33,888.86	34,740.27	219,298.89
NET INCOME BEFORE TAXES	0.00	0.00	0.00	0.00	0.00	-6,107.43	22,163.29	421.29	8,757.12	3,220.56	10,599.68	22,251.98	61,306.49
NET INCOME	0.00	0.00	0.00	0.00	0.00	-6,107.43	22,163.29	421.29	8,757.12	3,220.56	10,599.68	22,251.98	61,306.49

Balance Sheet

Roseland Medical and Retail Center
Month = Dec 2024
Book = Accrual ; Tree = TREND Balance Sheet

ACCOUNT	CURRENT BALANCE
ASSETS	
CURRENT ASSETS	
CASH	
Cash - Operating	100.21
Cash - Northern Trust x9583	204,160.93
TOTAL CASH	204,261.14
ACCOUNTS RECEIVABLE	
Accounts Receivable	3,347.94
TOTAL ACCOUNTS RECEIVABLE	3,347.94
DUE FROM RELATED PARTIES	
Due from TREND Butterfield Plaza LLC	-100.00
TOTAL DUE FROM RELATED PARTIES	-100.00
OTHER CURRENT ASSETS	
Prepaid Expenses	4,898.56
TOTAL OTHER CURRENT ASSETS	4,898.56
TOTAL CURRENT ASSETS	212,407.64
FIXED ASSETS	
A/D - Leasehold Improvements	-212.94
A/D - Building	-76,882.68
Building	5,140,154.97
Building Improvements	12,776.00
Land	1,137,614.19
TOTAL FIXED ASSETS	6,213,449.54
OTHER ASSETS	
Utility Deposit	2,140.01
Loan Origination Fees	72,484.50
TOTAL OTHER ASSETS	74,624.51
TOTAL ASSETS	6,500,481.69
LIABILITIES AND EQUITY	
LIABILITIES	
CURRENT LIABILITIES	
Prepaid Rent	30,387.63
Accrued Interest	20,754.73
Accrued Real Estate Taxes	90,107.33
Current Portion Mortgage Payable	105,566.47
TOTAL CURRENT LIABILITIES	246,816.16
LONG TERM LIABILITIES	
Mortgage Payable	3,653,781.18
Tenant Security Deposits	81,235.56
TOTAL LONG TERM LIABILITIES	3,735,016.74
TOTAL LIABILITIES	3,981,832.90
EQUITY	
Small Change & Local Investor Contributions	134,500.00
TREND RMC Investment, LLC Contributions	2,332,407.30
Retained Earnings	61,306.49
Cost to Raise Capital	-9,565.00
TOTAL EQUITY	2,518,648.79
TOTAL LIABILITIES AND EQUITY	6,500,481.69

Statement of Cash Flows

Roseland Medical and Retail Center

Month = Dec 2024

Book = Accrual ; Tree = YSI Standard Cash Flow

ACCOUNT	CURRENT BALANCE
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	61,306.49
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:	
Depreciation and Amortization	77,095.62
(Increase) Decrease in:	
Accounts Receivable, net of allowance for bad debts	(3,347.94)
Due from Related Parties	100.00
Prepaid Expenses	(4,898.56)
Deposits	(2,140.01)
Loan Origination Fees	(72,484.50)
Increase (Decrease) in:	
Accounts Payable & Accrued Expenses	110,862.06
Prepaid Rent	30,387.63
Security Deposit	81,235.56
Net Cash Provided / (Used) by Operating Activities	278,116.35
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	(6,290,545.16)
Net Cash Provided / (Used) by Investing Activities	(6,290,545.16)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from Long-Term Debt	3,809,572.33
Payments on Long-Term Debt	(50,224.68)
Cost to Raise Capital	(9,565.00)
Contributions (Distributions)	2,466,907.30
Net Cash Provided (Used) by Financing Activities	6,216,689.95
NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	204,261.14
CASH AND RESTRICTED CASH, BEGINNING	-
CASH AND RESTRICTED CASH, END	204,261.14